BB

XCHANGE COMMISSION
ON, D.C. 20549

BB 3/21 *

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

05039383

PAGE
f Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

8-48636

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wexford Clearing Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One New York Plaza
(No. and Street)

New York (City) NY (State) 10292 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC RECEIVED
MAR 01 2005
WASH, D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia A. Jamison (804)344-6422
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG, LLP

(ADDRESS) Number and Street	City	State	Zip Code
401 South Tryon Street	Charlotte	NC	28202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patricia A. Jamison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wexford Clearing, LLC as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

Name Patricia A. Jamison
Title Chief Executive Officer

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

WEXFORD CLEARING SERVICES, LLC
(An Indirect Wholly Owned Limited Liability Company
of Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
Suite 2300
Three Wachovia Center
401 South Tryon Street
Charlotte, NC 28202-1911

Independent Auditors' Report

Board of Directors
Wexford Clearing Services, LLC:

We have audited the accompanying statement of financial condition of Wexford Clearing Services, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wexford Clearing Services, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 23, 2005

WEXFORD CLEARING SERVICES, LLC
(An Indirect Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets

Cash	$	15,743
Cash segregated under federal and other regulations		42,000
Securities purchased under agreements to resell		75,040
Receivable from brokers, dealers and clearing organizations		21,239
Receivable from customers		505,564
Receivable from affiliates		36,080
Other assets		1,732
Total assets	$	697,398

Liabilities and Member's Equity

Drafts payable	$	47,616
Payable to brokers, dealers and clearing organizations		282,697
Payable to customers		196,490
Payable to affiliates		2,373
Accrued expenses and other liabilities		4,779
Total liabilities		533,955
Member's equity		163,443
Commitments and contingent liabilities		
Total liabilities and member's equity	$	697,398

See accompanying notes to Statement of Financial Condition.

WEXFORD CLEARING SERVICES, LLC
(An Indirect Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Statement of Financial Condition

December 31, 2004

(In thousands, except where noted)

(1) Organization and Basis of Presentation

Wexford Clearing Services, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities, LLC (WSLLC), which is a wholly owned subsidiary of Wachovia Securities Financial Holdings, LLC (WSFH), a 62% owned consolidated subsidiary of Wachovia Corporation (Wachovia). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia and Prudential Financial, Inc. (Prudential) and is headquartered in Richmond, Virginia. Wachovia and Prudential own 62% and 38%, respectively, of WSFH. WSFH's principal operating subsidiaries are WSLLC (including its subsidiary, the Company), First Clearing, LLC (FCLLC) and Wachovia Securities Financial Network, LLC.

During 2004, the Company effectively received as a contribution from WSLLC, the net assets of its Global Institutional Services division and subsequently sold this division to an unrelated party.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. The Company provides securities execution, clearance and operational services for introducing brokers and dealers' customer and proprietary trading accounts on a fully disclosed basis. During 2005, it is expected that the Company will be merged with and into WSLLC (subject to regulatory approval).

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United Sates of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis.

Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the Statement of Financial Condition.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. These transactions are primarily repurchase agreements of United States Government and agency securities. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling these contractual obligations can be directly

(In thousands, except where noted)

affected by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company.

It is the Company's policy to obtain possession of securities purchased under agreements to resell. The Company manages the credit risk associated with these transactions by monitoring the market value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate.

Fair Value

Financial instruments that are carried at fair value include cash and cash segregated under federal and other regulations.

Financial instruments recorded at amounts that approximate fair value include securities purchased under agreements to resell, receivables from brokers, dealers, and clearing organizations, receivables from customers, and receivables from affiliates, drafts payable, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. The Company's taxable income primarily becomes taxable to the respective members of WSFG due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes.

(3) Collateral

The Company accepts collateral that can be sold or repledged. At December 31, 2004, the fair value of this collateral was $668,767. The source of this collateral is primarily securities in customer accounts and reverse repurchase agreements. Since the Company clears its customer's transactions through WSLLC on an omnibus basis, customer collateral amounts were available for WSLLC to sell or repledge.

(4) Cash Segregated Under Federal and Other Regulations

The Company is subject to the SEC's customer protection rule (Rule 15c3-3), which requires a periodic computation of the customer protection reserve requirement, as defined. As of December 31, 2004, the Company had a Rule 15c3-3 reserve requirement and amounts held on deposit in the Company's reserve bank account of $15,273 and $28,000, respectively. The amount

(In thousands, except where noted)

held on deposit is included in the Statement of Financial Condition as cash segregated under federal and other regulations.

The Company is also required to periodically compute reserve computations for the proprietary accounts of introducing broker-dealers (PAIB) in accordance with Rule 15c3-3. At December 31, 2004, the Company had a PAIB reserve requirement and amounts held on deposit in the Company's reserve bank account of $3,657 and $14,000, respectively. The amount held on deposit is also included in the Statement of Financial Condition as cash segregated under federal and other regulations.

(5) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2004:

Receivable from brokers, dealers, and clearing organizations:		
Receivable from fully disclosed broker-dealers	$	21,239
Payable to brokers, dealers, and clearing organizations:		
Omnibus payable to WSLLC	$	281,719
Other		978
	$	282,697

(6) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with normal cash and margin transactions. Securities owned by customers are held as collateral for the receivable balances and are not reflected in the accompanying Statement of Financial Condition.

The Company has established an allowance for doubtful accounts to offset unsecured customer balances receivable. Receivable from customers of $505,564 is reported net of the allowance for doubtful accounts of $13,969 as of December 31, 2004.

(7) Drafts Payable

Drafts payable consist of outstanding book overdrafts totaling $47,616 at December 31, 2004.

(In thousands, except where noted)

(8) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2004, the Company had net capital of $120,569, which was 23.84% of aggregate debit balances and $110,455 in excess of required net capital.

The Company's ability to make capital and certain distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

(9) Retirement Plans

Substantially all employees with one year of service are eligible for participation in the matching savings plan of Wachovia. Annually, on approval of the Wachovia Board of Directors, employee contributions to the matching savings plan may be matched up to 6% of the employee's eligible compensation, as defined. A 6% matching level was in place as of December 31, 2004.

In addition, Wachovia provides postretirement benefits, principally health care and long term disability, to employees of the Company and their beneficiaries and dependents. The actuarial and plan asset information pertaining to the employees of the Company's subsidiaries is not segregated in Wachovia's postretirement plan calculation and is therefore not available.

In December 2003, Congress enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care plans. Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, requires currently enacted changes in relevant laws to be considered in the current period measurement of postretirement benefit cost and the accumulated benefit obligation. However, the Financial Accounting Standards Board (FASB) issued guidance that permitted companies to defer recognition of the impact of the Act until certain accounting issues are resolved by the FASB. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, which provides guidance on accounting for the impact of the Act. Wachovia adopted the provisions of FSP 106-2 in 2004. The adoption of FSP 106-2 did not have a material impact on the Company's Statement of Financial Condition.

(In thousands, except where noted)

(10) Transactions with Affiliated Parties

Securities Purchased Under Agreement to Resell

The Company enters into securities purchased under agreements to resell transactions with WSLLC. Agreements outstanding, which are due upon demand, totaled $75,040 at December 31, 2004.

Service Agreements

The Company has entered into service agreements with Wachovia under which the Company receives certain technology and systems, operations, product support and administrative support services from Wachovia.

The Company has also entered into service agreements with Prudential to provide certain technology, operations, clearing and administrative services.

At December 31, 2004, the Company had amounts receivable from affiliates totaling $771 and amounts payable to affiliates totaling $2,373 in connection with these service agreements.

Other

Included in receivable from affiliates in the accompanying Statement of Financial Condition is $35,309 which represents cash invested by WSLLC on behalf of the Company.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(11) Financial Instruments

In the normal course of its business, the Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include the purchase and sale of securities pursuant to new issuances. These transactions are used to meet the needs of customers, conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The Company is a party to derivative instruments and commitments in the normal course of business to meet the financing needs of customers, conduct trading activities, and manage market risk. Market risk is the possibility that the Company incurs a loss resulting from a securities transaction due to a change in market conditions.

Derivative instruments include forward commitments to purchase and sell securities and securities purchased and sold on a when-issued basis (when-issued securities). These instruments and commitments involve, to varying degrees, elements of credit and market risk.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis

(12) Commitments and Contingent Liabilities

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management,

based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses were entered into in the normal course of business based on an assessment that the risk of loss would be remote.

Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Statement of Financial Condition as of December 31, 2004, related to these indemnifications.

In the normal course of business, the Company's activities include execution, settlement, and financing of various client securities transactions. Although these activities are performed by WSLLC under the clearing agreement, the Company remains primarily liable for client transactions and WSLLC has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.